UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VIROPHARMA INCORPORATED

(Name of Subject Company)

VIROPHARMA INCORPORATED, as Issuer

(Names of Filing Persons (identifying status as offeror, issuer or other person))

6% CONVERTIBLE SUBORDINATED NOTES DUE 2007

(Title of Class of Securities)

928241 AA6

928241 AC2

(CUSIP Number of Class of Securities)

Thomas F. Doyle

Vice President and General Counsel

405 Eagleview Boulevard

Exton, Pennsylvania 19341

(610) 458-7300

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

Copies to:

Jeffrey P. Libson, Esq. Pepper Hamilton LLP 400 Berwyn Park 899 Cassatt Road Berwyn, PA 19312-1183 (610) 640-7800	Abigail Arms, Esq. Shearman & Sterling 801 Pennsylvania Avenue Washington, D.C. 20004-2604 (202) 508-8000

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$99,122,500	$12,558.83

(1)	Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of April 27, 2004 of the maximum amount of 6% Convertible Subordinated Notes due 2007 (the “Existing Notes”) that may be received by the Registrant from tendering holders in the exchange offer.

(2)	Registration fee previously paid in connection with the Issuer’s Registration Statement on Form S-4 filed March 22, 2004.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,558.83 Form or Registration No.: Form S-4 (File No. 333-113790) Filing Party: ViroPharma Incorporated Date Filed: March 22, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

ViroPharma Incorporated (the “Company”), a Delaware corporation, hereby amends the Tender Offer Statement on Schedule TO, as amended, originally filed with the Securities and Exchange Commission on April 28, 2004 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange up to all of its outstanding 6% Convertible Subordinated Notes due 2007 (the “Existing Notes”) for 6% Convertible Senior Plus Cash NotesSM due June 1, 2009 (the “Plus Cash Notes”) (the “Exchange Offer”) upon the terms and subject to the conditions set forth in the preliminary prospectus and the preliminary prospectus supplement (together, the “Prospectus”) and in the related revised Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(3) to this Schedule TO, respectively.

On June 9, 2004, the Company issued a press release announcing that a conversion consideration determination period for the Exchange Offer of its Plus Cash Notes has concluded. Pursuant to the terms of the Exchange Offer, the base share amount and the auto-conversion price is to be fixed as of the second trading day immediately preceding the expiration date of the Exchange Offer, which will be June 14, 2004, unless extended by the Company as permitted by the terms of the Exchange Offer. Each Plus Cash Note will be convertible into 180.95 shares of the Company’s common stock (the base share amount) plus $500 in cash, which the Company may elect to pay with shares of its common stock under certain circumstances. The Company may auto-convert the Plus Cash Notes any time the closing price of its common stock exceeds $5.53 for 20 trading days during any consecutive 30 trading day period, subject to the terms of the Plus Cash Notes. The base share amount was determined by dividing (i) the result of subtracting the $500 plus cash amount from $952.38, by (ii) the minimum share price of $2.50 because the simple average of the closing bid price of ViroPharma’s common stock on June 3, 4, 7, 8, and 9, 2004 was less than the minimum share price of $2.50. The auto-conversion price was determined by dividing (i) the result of subtracting the $500 plus cash amount from $1,500 by (ii) 180.95, which is the number of base shares.

Pursuant to the previously announced extension, the Exchange Offer was scheduled to expire at 12:00 midnight, New York City time (EST), on June 11, 2004, unless extended. However, the United States equities markets and Federal Government offices will be closed on June 11, 2004. Therefore, the Exchange Offer is scheduled to expire at 12:00 midnight, New York City time (EST), on June 14, 2004, unless extended.

Item 12.	Exhibits.

(a	)(1)	Preliminary Prospectus, dated April 28, 2004, incorporated herein by reference to the Company’s Registration Statement on Form S-4 (File No. 333-113790) as amended.

(2)		Form of 6% Convertible Senior Plus Cash NotesSM Indenture between the Issuer and U.S. Bank National Association (the “Indenture”).*

(3)		Form of Letter of Transmittal.*

(4)		Form of Notice of Guaranteed Delivery.*

(5)		Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(6)		Form of Letter to Clients.*

(7)		Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(8)		Press Release issued March 19, 2004.**

(9)		Press Release issued April 28, 2004.**

(10)		Press Release issued May 21, 2004.**

(11)		Press Release issued May 26, 2004.**

(12)		Press Release issued June 9, 2004.***

(b)	Not applicable.

(d)(1)	Rights Agreement, dated as of September 10, 1998, between ViroPharma Incorporated and StockTrans, Inc., which includes the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares (previously filed as Exhibit 1 to ViroPharma’s Registration Statement on Form 8-A filed on September 21, 1998).

(2)	2001 Equity Incentive Plan (previously filed as an exhibit to ViroPharma’s Form 10-K for the year ended December 31, 2001).

(3)	1995 Stock Option and Restricted Share Plan, as amended (previously filed as an annex to ViroPharma’s Proxy Statement filed with the Commission on March 27, 2003).

(4)	Amended and Restated ViroPharma Incorporated Employee Stock Purchase Plan (previously filed as an annex to ViroPharma’s Proxy Statement filed with the Commission on March 27, 2003).

(5)	Amended and Restated Certificate of Incorporation of the Company, as amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 18, 1999, as further amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 24, 2000 (previously filed as an exhibit to ViroPharma’s Form 10-Q for the quarter ended June 30, 2000).

(6)	Amended to Stock Purchase Agreement dated June 26, 2003 between ViroPharma Incorporated and Wyeth (previously filed as an exhibit to ViroPharma’s Form 10-Q for the quarter ended June 30, 2003).

(g)	See Exhibit (a)(1) above.

1.	The information set forth in response to Item 12(a)(1) of this Schedule TO is incorporated herein by reference.

*	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. File No. 333-113790) as amended and incorporated herein by reference.

**	Previously filed.

***	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

VIROPHARMA INCORPORATED

/S/ VINCENT J. MILANO
Name: Title:	Vincent J. Milano Vice President, Chief Financial Officer and Treasurer

Date: June 9, 2004

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Preliminary Prospectus, dated April 28, 2004, incorporated herein by reference to the Company’s Registration Statement on Form S-4 (File No. 333-113790) as amended.

(a)(2)	Form of 6% Convertible Senior Plus Cash NotesSM Indenture between the Issuer and U.S. Bank National Association (the “Indenture”).*

(a)(3)	Form of Letter of Transmittal.*

(a)(4)	Form of Notice of Guaranteed Delivery.*

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Form of Letter to Clients.*

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8)	Press Release issued March 19, 2004.**

(a)(9)	Press Release issued April 28, 2004.**

(a)(10)	Press Release issued May 21, 2004.**

(a)(11)	Press Release issued May 26, 2004.**

(a)(12)	Press Release issued June 9, 2004.***

(d)(1)	Rights Agreement, dated as of September 10, 1998, between ViroPharma Incorporated and StockTrans, Inc., which includes the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares (previously filed as Exhibit 1 to ViroPharma’s Registration Statement on Form 8-A filed on September 21, 1998).

(2)	2001 Equity Incentive Plan (previously filed as an exhibit to ViroPharma’s Form 10-K for the year ended December 31, 2001).

(3)	1995 Stock Option and Restricted Share Plan, as amended (previously filed as an annex to ViroPharma’s Proxy Statement filed with the Commission on March 27, 2003).

(4)	Amended and Restated ViroPharma Incorporated Employee Stock Purchase Plan (previously filed as an annex to ViroPharma’s Proxy Statement filed with the Commission on March 27, 2003).

(5)	Amended and Restated Certificate of Incorporation of the Company, as amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 18, 1999, as further amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 24, 2000 (previously filed as an exhibit to ViroPharma’s Form 10-Q for the quarter ended June 30, 2000).

(g)	See Exhibit (a)(1) above.

*	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. 333-113790) as amended and incorporated herein by reference.

**	Previously filed.

***	Filed herewith.